SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

Macrochem Corporation
(Name of Issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

55590310
(CUSIP Number)

July 12, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 55590310                                                  Page 2 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,480,474 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,480,474 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,480,474 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.22%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 55590310                                                  Page 3 of 10

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
     (See Item 6)                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,388,888 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,388,888 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,388,888 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.90%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 55590310                                                  Page 4 of 10

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
     (See Item 6)                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            91,586 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                91,586 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     91,586 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.32%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
Macrochem Corporation (the "Company").
Item 1(b).	Address of Issuer's Principal Executive Offices:
110 Hartwell Avenue, Lexington, Massachusetts 02421-3134.
Item 2(a).	Name of Persons Filing:
Cavallo Capital Corp. ("Cavallo") Pine Ridge Financial Ltd. ("Pine Ridge") Strong River Investments, Inc. ("Strong River")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Cavallo: 660 Madison, 18th Floor, New York, NY 10021.
Pine Ridge: Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O.Box 873, Road Town, Tortolla, BVI.
Strong River: Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O.Box 873, Road Town, Tortolla, BVI.
Item 2(c).	Citizenship:
Cavallo: New York
Pine Ridge: British Virgin Islands
Strong River: British Virgin Islands
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.01 per share, of the Company (the "Common Stock").
Item 2(e).	CUSIP Number:
55590310
Item 3.	If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:
(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;
(e) [ ]	An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.
Cavallo:
(a)	Amount beneficially owned: 1,480,474 shares of Common Stock*
(b)	Percent of class: 5.22% (based on 28,130,654 shares of Common Stock outstanding).
(c)	Number of shares to which Cavallo has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,480,474 shares of Common Stock*
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 1,480,474 shares of Common Stock*
Pine Ridge:
(a)	Amount beneficially owned: 1,388,888 shares of Common Stock.
(b)	Percent of class: 4.90% (based on 28,130,654 shares of Common Stock outstanding).
(c)	Number of shares to which Pine Ridge has:

____________________________

*	Does not include shares of Common Stock issuable to Strong River upon the exercise of a certain warrant issued to Strong River by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition.

(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,388,888 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 1,388,888 shares of Common Stock
Strong River:
(a)	Amount beneficially owned: 91,586 shares of Common Stock*
(b)	Percent of class: 0.32% (based on 28,130,654 shares of Common Stock outstanding).
(c)	Number of shares to which Strong River has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 91,586 shares of Common Stock*
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose of or direct the disposition of: 91,586 shares of Common Stock*
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares. Pursuant to an investment management agreement between Strong River and Cavallo, Cavallo has the power to sell or vote on behalf of Strong

____________________________

*	Does not include shares of Common Stock issuable to Strong River upon the exercise of a certain warrant issued to Strong River by the Company. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition.

River, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See the Joint Filing Agreement attached as an exhibit hereto.
Item 9.	Notice of Dissolution of a Group.
Not applicable.
Item 10.	Certification.
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on August 7, 2001.

Cavallo Capital Corp.
/s/ Daniel Golan
Name:	Daniel Golan
Title:	Chief Financial Officer
Pine Ridge Financial Ltd.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer
Strong River Investments, Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2001

Cavallo Capital Corp.
/s/ Daniel Golan
Name:	Daniel Golan
Title:	Chief Financial Officer
Pine Ridge Financial Ltd.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer
Strong River Investments, Inc.
By:	Cavallo Capital Corp., Investment Manager
/s/ Daniel Golan
	Name:	Daniel Golan
	Title:	Chief Financial Officer